Cypros Pharmaceutical Corporation

Form 10-K Items 14(a) (1) and (2)

Contents

Report of Ernst & Young LLP, Independent Auditors       F-2

Financial Statements (Item 14(a) (1)):

Balance Sheets                                          F-3
Statements of Operations                                F-4
Statements of ShareholdersO Equity                      F-5
Statements of Cash Flows                                F-6
Notes to Financial Statements                           F-7




Financial Statement Schedules (Item 14(a) (2)):

All financial statement schedules are omitted because the information described therein is not applicable, not required or is furnished in the financial statements or notes thereto.

Report of Independent Auditors

The Board of Directors and Shareholders
Cypros Pharmaceutical Corporation

We have audited the accompanying balance sheets of Cypros Pharmaceutical Corporation as of July 31, 1996 and 1995, and the related statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended July 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cypros Pharmaceutical Corporation at July 31, 1996 and 1995,
and the results of its operations and its cash flows for each of the three years in the period ended July 31, 1996 in conformity with generally accepted accounting principles. ERNST & YOUNG
(Signature)

[San Diego, California]
August 26, 1996








                Cypros Pharmaceutical Corporation Balance
                          Sheets

                                       July 31,
1996           1995

Assets
Current assets:

  Cash and cash equivalents             $8,306,752    $5,026,745
  Short-term investments, held
  to maturity (Notes 1 and 2)            7,690,297     8,415,250
   Accounts receivable                     149,626
-
   Inventory                                63,386
-
  Prepaid expenses and other
  current assets                            61,409         25,910


    Total current assets                16,271,470      13,467,905

Property, equipment and leasehold
  improvements, net (Note 2)               608,206         411,651
Purchased technology, net of
  accumulated amortization of
  $438,238 at July 31, 1996
  (Note 1)                               2,629,427
[Deferred financing costs (Note 1)         520,011
-]
Licenses and patents, net of
   accumulated amortization of
   $87,277 and $61,418 at
   July 31, 1996 and 1995,
   repectively (Note 4)                    111,231         99,591
Deposits and other assets                  126,180        195,692

   [ Total assets
                                     $  20,266,525    $14,174,839]


Liabilities and shareholders' equity
Current liabilities:
  Accounts payable                               $    $   138,537
                                           119,092
  Accrued compensation                     155,748         83,594
  Other accrued liabilities                231,864        189,713
  Purchased asset obligation
  (Note 1)                                 200,000               -
  Current portion of long-term
  debt (Note 3)                             99,282         99,282
  Current portion of capital
  lease obligation (Note 4)                 81,035         22,517

     Total current liabilities             887,021        533,643
Long-term debt (Note 3)                     41,367        140,650
Capital lease obligations
(Note 4)                                   187,265         54,149
Deferred rent (Note 4)                     120,411         80,519
Commitments (Note 4)

[Mandatorily convertible notes
(Note 4)                                 6,395,574-]

Shareholders' equity: (Note 5)
  Common stock, 30,000,000 shares
  authorized, 11,613,748
  and 11,352,017 shares issued
  and outstandingas of July 31,
  1996and 1995, respectively            23,421,428      20,944,995
                                                                 -
Deferred compensation                    (304,309)       (186,993)
Accumulated deficit                   (10,482,232)     (7,392,124)


 Total shareholders' equity             12,634,887      13,365,878

  Total liabilities and
  shareholder's equity
                                     $  20,266,525      $14,174,839

See accompanying notes.


   Cypros Pharmaceutical
        Corporation

  Statements of Operations

                                     Years
                               ended July
                                  31,
                                  1996         1995         1994

Net sales                      $ 1,275,240            -        -
Cost of sales                      405,142            -        -

Gross profit                       870,098            -        -
Operating expenses:
  Sales and marketing              343,054            -

General and
  administrative                 2,254,000    1,583,420      1,015,666
  Clinical testing and
  regulatory                     1,389,128    1,537,964      1,022,134
   Research and development      1,002,226      788,424        526,835

Total operating expenses         4,988,408    3,909,808      2,564,635
Loss from operations           (4,118,310)  (3,909,808)     (2,564,635)

Research grant income              270,510      250,000          -
Interest income, net (Note
3)                                 757,692      547,107        189,372
Net loss                     $ (3,090,108)  $(3,112,701)  $ (2,375,263)
Net loss per share           $      (0.27)  $     (0.32)  $     (0.32)
Shares used in computing net
loss per share                  11,518,169     9,859,857      7,357,960


 See accompanying notes.

                              Cypros Pharmaceutical Corporation
        Statements of Shareholders' Equity
            For each of the three years ended July 31, 1996,
                  1995 and 1994
                                                                *


                              Common stock
                                             Shares   Amount

Balance at July 31, 1993                    6,083,32  $6,748,4
                                                   9        19
                      Exercise of warrants
                                            1,343,75   725,625
                                                   0
            Exercise of Class A warrants (Program I)
                                             760,306  2,355,123
 Issuance of common stock for cash and
services                                      35,650    83,641
 Common stock repurchased                   (203,255)  (53,205)
 Deferred compensation related to grant of
stock options                                      -    66,958
 Amortization of deferred  compensation
                                                   -         -
                            Net loss
                                                   -         -
Balance at July 31, 1994
                                            8,019,78  9,926,56
                                                   0
Exercise of Class A  warrants (program II)
                                            2,605,18  8,205,21
                                                   0         5
Exercise of Unit
                                             543,745  1,681,266
Exercise of stock options
                                             183,312   528,924
 Deferred compensation related to grant of
stock options and                                  -   603,029
 warrants
Amortization of deferred compensation              -         -
                            Net loss
                                                   -         -

Balance at July 31, 1995                    11,352,017  20,944,995
 Issuance of mandatorily convertible notes,
net                                                -         -
 Issuance of common stock, net of offering
costs                                        162,500       940,956
 Issuance of common stock in business
acquisitions                                 169,231     1,032,309
 Issuance of common stock for services
                                             200,000       284,375
 Common stock repurchased
                                            (280,000)   (1,540,000)
 Exercise of stock options                    10,000        35,163
 Deferred compensation related to grant of
stock options                                      -   140,695
 Amortization of deferred compensation
                                                   -         -
 Net loss
                                                   -         -
Balance at July 31, 1996                    11,613,748  $23,421,428

                                Total
Deferred       Accumulate       Shareholder's
Compensation   Deficit          Equity

[C]           [C]               [C]
  $(266,273)     $1,904,16         $4,577,986
          -              -            725,625
          -              -          2,355,123
          -              -             83,641
     51,624              -             (1,581)
    (66,958)             -                  -
    110,667              -            110,667
          -     (2,375,263)        (2,375,263)
   (170,940)    (4,279,423)         5,476,198


          -              -          8,205,215

          -              -          1,681,266

          -              -            528,924

   (110,842)             -            492,187

     94,789              -             94,789
          -     (3,112,701)        (3,112,701)
   (186,993)    (7,392,124)        13,365,878
          -              -          7,458,498
          -              -            940,956
          -              -          1,032,309
   (284,375)             -                  -
          -              -         (1,540,000)
          -              -             35,163
   (140,695)             -                  -
    307,754              -            307,754
          -     (3,090,108)        (3,090,108)

  $(304,309)   $(10,482,232)      $12,634,887


See accompanying notes.

  Cypros Pharmaceutical Corporation
                      Statements of Cash Flows

                                         1996       1995         1994
Operating activities
Net loss                              $(3,090,108)  $(3,112,701)  $(2,375,263)
Adjustments to reconcile net loss to
net cash used in operating
activities:
  Amortization of deferred                 307,754      94,789        110,667
compensation
  Expense related to warrant
issuances                                      -       492,187           -
  Depreciation and amortization
                                           173,610     112,713         81,002
 Amortization of purchased
technology                                  438,238         -            -
  Deferred rent expense
                                             39,892    10,889          69,630
 Write off of patent                              -    14,000            -
  Issuance of common stock forproperty            -         -          12,000
  and services
  Changes in operating assets and
  liabilities, net of effects
  from acquisitions:
    Accounts receivable                      (149,626)      -               -
    Inventory                                  18,829       -               -
    Prepaid expenses and other current         18,536  (41,897)        (8,832)
    assets
    Accounts payable                          (19,445) (138,572)      187,254
 Other accrued liabilities                    114,305   233,909         2,618

Net cash flows used in operating
activities                                 (2,148,015)(2,334,683)  (1,920,924)

Investing activities
Payment for purchase of inventory in
Business acquisitions                         (82,215)       -              -
Payment for purchase of acquired
businesses                                 (1,835,356)       -              -
Short-term investments
                                               724,953  (3,957,538)  (828,137) )
Purchase of property, equipment and
leasehold improvements                        (100,770)   (193,689)  (134,174)
Increase in licenses and patents               (37,499)    (10,863)   (45,455)
 Decrease in deposits and other assets           6,197      16,673     22,729

Net cash flows used in investing
activities                                  (1,324,690) (4,145,417)  (985,037) )


Financing activities
Issuance of common stock, net                  976,119   10,415,405 3,150,808 Issuance of mandatorily convertible
notes                                        7,458,498
Repurchase and retirement of common
stock                                       (1,540,000)
Proceeds from long-term debt                          -         -     267,759
Repayments of long-term debt                   (99,283)     (99,282) (119,129)
Repayments of capital leases                   (42,622)     (17,439)        -
Net cash flows provided by financing
activities                                   6,752,712    10,298,684 3,299,438

Increase in cash and cash equivalents
                                             3,280,007     3,818,584   393,477

Cash and cash equivalents at
beginning of year                            5,026,745     1,208,161   814,684

Cash and cash equivalents at end of
year                                        $8,306,752    $5,026,745 $1,208,161

Supplemental disclosures of cash flow
information:
Cash paid for interest                          47,953        39,170     28,450
Noncash investing and financing
activities:
Equipment financed under capital leases         234,256       89,549      6,427

Purchased asset obligation                     $200,000         -           -
Common stock issued for business
Acquisitions                                 $1,032,309         -           -

See accompanying notes.




Cypros Pharmaceutical Corporation

Notes to Financial Statements
July 31, 1996



1. Organization and Summary of Significant Accounting Policies

Organization and Business Activity


Cypros Pharmaceutical Corporation (the "Company") was incorporated in San Diego, California on November 2, 1990. The Company develops and markets acute-care, hospital-based products. The Company is currently marketing Glofil and Inulin, two injectable renal diagnostic products. The Company's pre-clinical and clinical development programs focus on cytoprotective drugs designed to reduce ischemia (low blood flow) induced tissue damage in acute-care settings. The Company's two clinical programs are currently in six Phase II trials, which include four for CPC-111 (acute complications of angioplasty, coronary artery bypass grafting surgery, congestive heart failure and sickle cell anemia crises), and two for CPC-211 (stroke and head injury). Through July 31, 1995, the Company was considered to be in the development stage.

On August 9, 1995, the Company acquired two businesses, including (i) the New Drug Application for Glofil and finished goods inventory of Glofil on hand at the time of closing from Iso-Tex Diagnostics, Inc., a Texas corporation, (the "Glofil Acquisition") and (ii) the New Drug Application for Inulin and the raw material and finished goods inventory of Inulin on hand at the time of closing from Iso-Tex Diagnostics "B", Inc. ("ITDB"), a Texas corporation (the "Inulin Acquisition"). The Glofil Acquisition was accomplished in an arms' length negotiation through a purchase of assets and the Inulin Acquisition was accomplished through a merger of ITDB with and into the Company (the "Merger"). The total purchase price was $3,149,880, of which $1,582,215 in cash and 169,231 newly issued shares of restricted common stock of the Company (the "Restricted Shares") were paid at closing. The Company used its working capital to make the cash payments for the acquisitions at closing. Both acquisitions were accounted for using the purchase method and, accordingly, the financial statements include the operations of the businesses from the date of acquisition.

As part of the Glofil Acquisition, the Company made an additional cash payment of $200,000 on January 15, 1996 and a final cash payment of $200,000 on August 9, 1996. As part of the Inulin Acquisition, the Company has agreed to register the Restricted Shares, upon the request of the sole stockholder of ITDB, at any time after one year from the date of closing and if the registration statement has not become effective within 90 days of the date of the holder's request, the Company is obligated to repurchase the Restricted Shares at their market value based upon the closing bid price of the Company's common stock on such date. [If the holder requests the Company to Register the Restricted Shares, then the Company intends to and has the ability to register them within 90 days of such request.] As a result of the acquisitions of Glofil and Inulin, the Company commended product sales and is therefore an operating company.
1. Organization and Summary of Significant Accounting Policies

(continued)

Organization and Business Activity (continued)


The following unaudited pro forma data reflects the combined results of operations of the Company and the two businesses as if the acquisitions had occurred on August 1, 1994:

                                                 July 31,
                                            1996         1995

Net revenue                              $ 1,275,240  $1,031,486
Net loss                                  (3,090,108) (2,993,386)
Net loss per share                             (0.27)      (0.30)


In January 1996, the Company entered into an agreement with Syncor International ("Syncor") to distribute Glofil in unit doses through Syncor's nationwide pharmacies. Under the agreement, the Company ships whole vials of Glofil on consignment to selected pharmacies which then repackage them into unit doses and ship them to customers upon request. Syncor is also responsible for billing, collections and disposal of expired unused vials.

Cash, Cash Equivalents and Short-term Investments

The Company considers highly liquid investments with remaining maturities of three months or less when acquired, primarily money market funds, to be cash equivalents. Short-term investments consist of certificates of deposit, U.S. government securities and investment grade corporate obligations. The Company has established guidelines relative to diversification and maturities that maintain safety and liquidity. The Company has not experienced any losses on its cash equivalents or short-term investments. Management believes the credit risk associated with these investments is limited due to the nature of the investments.

Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designations as of each balance sheet date. Debt securities are classifed as held-to-maturity when the Company has the positive intent and the ability to hold the securities to maturity. Heldto-maturity securities are carried at cost, adjusted for amortization of premiums and accretion of discounts. Interest, dividends and amortization on the securities classified as held to-maturity are included in interest income.
Concentration of Credit Risk
The Company extends credit to its customers, primarily hospitals and large pharmaceutical companies conducting clinical research, in connection with its product sales. The Company has not experienced significant credit losses on its customer accounts. Two customers individually accounted for 39% and 15% of current year sales.
1. Organization and Summary of Significant Accounting Policies

(continued)


Inventory

Inventory is stated at the lower of cost (first-in, first-out method) or market and is comprised of raw materials of $3,437 and finished goods of $59,949.

Depreciation and Amortization

Property and equipment are stated at cost and depreciated over the estimated useful lives of the assets (generally 5
years) using  the  straight-line  method.   Leasehold
improvements are amortized over the lesser of the estimated useful lives (7 years) or the remaining term of the lease, whichever is less.

Purchased Technology

Purchased technology associated with the acquisitions of Glofil and Inulin is stated at cost and amortized on a straight-line basis over the period estimated to be benefited (7 years). Effective August 1, 1996, the Company will adopt Statement of Financial Accounting Standards No. 121 ("FAS 121"), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. The Company does not believe the adoption of FAS 121 will have a material effect on the its financial position or results of operations.

[Deferred Financing Costs

The Company has capitalized banking, legal and accounting fees associated with the issuance of $8 million in principal amount of mandatorily convertible notes in 1996. These costs are amortized to expense over the term of the notes, which is three years, using the straight-line method commencing at the closing of the transactions.]

License and Patent Costs

The Company capitalizes certain costs related to license rights and patent applications. Accumulated costs are amortized over the estimated economic lives of the license rights and patents (generally 6 years) using the straight-line method commencing at the time the license rights are granted or the patents are issued.

Revenue Recognition

Revenues  from product sales of whole vials of Glofil and
Inulin are  recognized upon shipment.  Revenues from Glofil
sales  under the  Syncor agreement are recognized upon receipt by the  Company of  monthly sales reports from Syncor on unit dose sales  by  its
pharmacies. The Company is not obligated to accept returns of products sold that have reached their expiration date.
Net Loss Per Share
Net loss per share is computed using the weighted average number of common shares outstanding during the periods.
1.  Organization  and Summary of Significant Accounting  Policies
(continued)
Reclassifications
Certain previously reported amounts have been reclassified to conform with the 1996 presentation.
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures made in the accompanying notes to the financial statements. Actual results could differ from those estimates.
Accounting and Disclosure of Stock Based Compensation
Effective August 1, 1996, the Company will adopt Statement of Financial Accounting Standards No. 123 ("FAS 123"), Accounting and Disclosure of Stock-Based Compensation. As allowed under FAS 123, the Company will elect to continue to account for stock option grants in accordance with Accounting Principles Board Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees and related interpretations. Accordingly, when the Company grants stock options with an exercise price equal to the fair market value of the shares on the date of grant, no compensation expense is recorded. The Company does not believe the adoption of FAS 123 will have a material effect on its financial position or results of operations.
2. Financial Statement Details


Short-Term Investments

All short-term investments of the Company are classified as held
to-maturity.   The  following  is a summary  of  held-to-maturity
investments at amortized cost as of July 31:

                                     1996               1995
Corporate Debt Securities         $    6,902,848     $  5,210,665
U.S. Government Obligations              749,780        2,778,223
Certificates of Deposit                   37,669          426,362
                                 $     7,690,297    $   8,415,250


As of July 31, 1996, the difference between cost and estimated fair value of the held-to-maturity investments was not significant. Of the above-referenced 1996 investments, $6,715,067 will mature at various dates through July 31, 1997 and $975,230 will mature at various dates after July 31, 1997 through July 31, 1998.
2. Financial Statement Details (continued)


Property, Equipment and Leasehold Improvements


Property,  equipment  and  leasehold improvements  consist  of the following as of July 31:
                                             1996         1995
Laboratory equipment                       $  570,865     $337,622
Office equipment, furniture and fixtures      224,932      124,553
Leasehold improvements                         89,517       88,113

                                              885,314      550,288
Less   accumulated   depreciation    and     (277,108)    (138,637)
amortization
                                          $   608,206  $   411,651



Depreciation expense was $138,471, $83,313 and $44,252 for the years ended July 31, 1996, 1995 and 1994, respectively.

Other Accrued Liabilities

At July 31, 1996 and 1995, other accrued liabilities consist primarily of clinical costs related to the Phase II clinical trials of CPC-111.

3. Long-Term Debt

As of July 31, 1996, the Company had an installment note payable to a financial institution of $140,649, of which $99,282 was classified as current. The outstanding balance was collateralized by $242,000 of the Company's short-term investments as of July 31, 1996. The installment note bears interest at the prime rate plus 1.6% (or 9.85% at July 31, 1996) and is being repaid in monthly installments through December 1997. Interest expense incurred on the installment note was $19,897, $29,947 and $25,971 for the years ended July 31, 1996,
1995 and 1994, respectively.

4. Commitments

Leases

The Company leases its office and research facilities under operating lease agreements and certain equipment under capital lease agreements. A security deposit of $85,714 under one of the facilities lease agreements is included in deposits and other assets.

4. Commitments (continued)

Leases (continued)


Minimum   future  obligations  under   both
operating and capital leases as of July 31,
1996 are as follows:
                                             Operating     Capital
                                               Leases      Leases

                   1997                       $  355,780   $111,236
                   1998                          378,040    106,832
                   1999                          397,550     70,134
                   2000                          421,561     35,231
                   2001                          310,573         -
                    Thereafter                   102,749
-
                                              $1,966,253   $323,433
Less amounts representing interest                           55,133
Present value of net minimum lease payments                 268,300
Current portion of obligations under
capital leases                                               81,035

Long-term obligations under capital leases                  187,265


Rent expense totaled $193,880, $107,952 and $80,127 for the years ended July 31, 1996, 1995 and 1994, respectively. Equipment acquired under capital leases totaled $277,669 and $82,614 (net of accumulated amortization of $52,564 and $13,362) as of July 31, 1996 and 1995, respectively.

[Mandatorily Convertible Notes

During the year ended July 31, 1996, the Company issued $8 million in principal amount of non-interest bearing, mandatorily convertible notes to institutional investors in private placements under the provisions of the Securities and Exchange Commission ("SEC") Regulation D. The notes are convertible at the option of the investors into shares of the Company's Common Stock at various dates from January 31, 1997 through July 31, 1999 at a discount to the market price of the stock immediately preceding conversion, ranging from 15% to 25%, with the actual discount depending on the length of time each investor has held the note being converted. The notes must be converted at various dates through July 31, 1999. The Company is required to register with the SEC the shares of Common Stock issuable upon conversion of the notes on or prior to the expiration of the allowable conversion periods. The notes are recorded net of the discount available upon conversion (assuming full conversion at the earliest possible date(s). The discound has been added to Common Stock and will be amortized to expense in fiscal 1997.]

[License Agreements

The Company has licenses to various patents for CPC-111 and CPC 211, its two clinical development programs, for the remaining term of the patents. The license agreements require payments of cash, warrants or the issuance of stock options to the licensors upon the accomplishment of various development milestones and the payment of royalties to the licensors upon the commercial sale of
products   incorporating  the  licensed  compound.    Under   the
agreement  for  CPC-211,  the Company issued  a  warrant  to  the licensor in fiscal 1995 exercisable into 43,750 shares of the Company's Common Stock at an exercise price of $1.60 per share, as  a  result  of  the completion of the Phase I trials
of  that compound.   The only remaining significant development
milestone under these agreements is the requirement that the Company pay the licensor of CPC-111 $250,000 upon the filing of a  New  Drug Application with the Food and Drug
Administration (the "FDA") for the approval to market that compound. In the event milestone or royalty payments to the licensor of CPC-111 are not made by the Company within specified time periods, that licensor may elect to terminate
the license agreement and all rights thereunder.   Such a
termination could have a significant adverse impact  upon  the
Company.]
5. Shareholders' Equity
Preferred Stock
The  Company  has  authorized  1,000,000  shares  of
convertible preferred stock.  As of July 31, 1996, no such
shares were issued or outstanding.
5. Shareholders' Equity (continued)
Common Stock
During  the  year ended July 31, 1996, the Company purchased and retired 280,000 shares of its outstanding Common Stock at $5.50 per share in a privately negotiated transaction.
*
Warrants


In connection with the Company's initial public offering in 1992 (the "Offering"), the Company issued 2,875,000 Redeemable Class A and Class B Warrants. During fiscal years 1994 and 1995, the Company initiated special programs designed to encourage holders of Redeemable Class A Warrants to exercise their warrants immediately (the "Special Class A Warrant Programs"). Under the Special Class A Warrant Programs, the Company received net proceeds of $10,497,005 from the exercise of 2,847,037 Redeemable Class A Warrants and the concurrent issuance of 3,345,236 shares of Common Stock and 1,423,512 Redeemable Class B Warrants.

Subsequent to the end of the Special Class A Warrant Programs, the Company issued a notice of mandatory redemption to the remaining holders of Class A Warrants. The holders of 20,250 Class A Warrants exercised their warrants upon their original terms, resulting in $63,787
proceeds to the  Company  and  the issuance   of  20,250
shares  of  Common  Stock.   The   Company repurchased  all of
the unexercised Class A Warrants outstanding at the end of the 30-day mandatory redemption period for $0.02 per warrant. As of July 31, 1996, there were no Redeemable Class A Warrants outstanding.

During the course of the Special Class A Warrant Programs, all of the 250,000 Unit Purchase Options issued to the underwriter of the Offering were exercised at $3.02 per option, and the 250,000 Redeemable Class A Warrants within such units were immediately exercised resulting in aggregate net proceeds of $1,681,266 and the concurrent issuance of 543,745 shares of Common Stock and 375,000 Redeemable Class B Warrants.

5. Shareholders' Equity (continued)
Warrants (continued)


The Company issued an additional warrant in 1995 exercisable into 312,500 shares of the Company's Common Stock at a purchase price of $5 per share to a firm as consideration for financial advisory services. In January 1996, the Company cancelled the warrant and issued 200,000 shares of Common Stock at $3.39 in lieu of the cancelled warrant.

As of July 31, 1996, 4,673,512 Redeemable Class B Warrants were outstanding. Warrant holders are entitled to purchase one share of Common Stock at $5.50 per share for each warrant until November 3, 1997. The Company is entitled to redeem the warrants on not less than than 30 days written notice at $0.02 per warrant when the average closing bid price of the Common Stock exceeds $9.60 per share over a period of 20 consecutive trading days, ending within 15 days of the date of notice of redemption.

Stock Option Plans

As of July 31, 1996, 2,274,038 shares of Common Stock were reserved for issuance under the 1992 Stock Option Plan
(the "1992 Plan").   The  1992 Plan provides for the grant of
incentive  and nonstatutory   stock  options  with  various
vesting   periods, generally  four  years, to employees,
directors and consultants. The exercise price of incentive stock options must equal at least the fair market value on the date of grant, and the exercise price of nonstatutory stock options may be no less than 85% of the fair market value on the date of grant. The maximum term of options granted under the Plan is ten years.

In   June   1993,  the  Company  adopted  the  1993  Non-
Employee
Directors' Stock Option Plan (the "1993 Plan"), under which 250,000 shares of Common Stock were reserved for
issuance.   The 1993 Plan provides for the granting of 25,000
options to purchase Common Stock upon appointment as a non-employee director and an additional 3,000 options each January thereafter, beginning January 1, 1994. Options
vest over four years.   The  exercise price of the options is
85% of the fair market value on the  date of grant.
5. Shareholders' Equity (continued)

Stock Option Plans (continued)


The following table summarizes stock option activity under the 1992 and 1993 Plans:

                         Options      Exercise Price
                       Outstanding       per Share
Balance at July  31,         661,750     $1.44 - $4.05
1993
     Granted                 358,125     $3.06 - $4.70
     Exercised               (32,650)    $1.44 - $2.90
     Canceled                (40,600)    $1.58 - $2.90

Balance at July  31,         946,625     $1.44 - $4.70
1994
     Granted                 292,500      $4.25 - $6.40
     Exercised              (183,312)     $1.44 - $4.60
     Canceled                (37,813)     $3.87 - $4.60

Balance at July  31,       1,018,000      $1.44 - $6.40
1995
     Granted                 360,000      $3.08 - $8.50
Exercised                    (10,000)     $3.44 - $4.60
Canceled                     (12,188)         $5.40
Balance at July  31,       1,355,812      $1.44 - $8.50
1996

At  July  31, 1996, options to purchase 789,011 shares of  Common
Stock were exercisable and there were 1,168,226 shares available for grant under the Plans.

Deferred Compensation

The Company has recorded deferred compensation for the difference between the price of certain stock sold and options granted and the fair value of the Company's Common Stock. Deferred compensation is amortized to expense during the vesting period of the related stock or options.

6.  Income Taxes

The Company accounts for income taxes using the liability method under Financial Accounting Standards Board Statement No. 109, Accounting for Income Taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.
6.   Income Taxes (continued)

Significant components of the Company's deferred tax assets and liabilities as of July 31, 1996 and 1995 are as follows:

                                          1996         1995

                                                        Deferred
tax assets:
     Net operating loss carryforwards   $3,358,000  $ 2,366,000
     Capitalized research and
     development costs                     404,000      264,000
     Research and development tax
     credit carryforwards                  378,000      355,000
     Other                                 231,000      168,000

Total deferred tax assets                4,371,000    3,153,000

Deferred tax liabilities:
     Other                                 (19,000)     (16,000)

                                         4,352,000    3,137,000
Valuation allowance                     (4,352,000)  (3,137,000)

Net deferred tax assets               $         -  $         -



As of July 31, 1996, the Company has federal and California tax net operating loss carryforwards of approximately $9,305,000 and $1,676,000, respectively. The federal and California tax loss carryforwards will begin expiring in 2007 and 1997, respectively, unless previously utilized. The Company also has federal and California research and development tax credit carryforwards of $288,000 and $138,000, respectively, which will begin expiring in 2007 unless previously utilized. The above carryforwards were determined as if the Company were filing a tax return at July 31, 1996; however, for tax return purposes the Company uses a calendar year end.
Use of the Company's net operating loss and credit carryforwards will be limited because of the Offering which resulted in a cumulative change in ownership of more than 50%. However, the Company does not believe such change will have a material impact upon the Company's ability to utilize these carryforwards.
The valuation allowance increased $1,215,000 from July 31, 1995 to July 31, 1996 due principally to the increase in deferred tax assets resulting from the increase in tax net operating loss carryforwards. Realization of deferred tax assets is dependent on future earnings, the timing and amount of which will be dependent on scientific success, results of clinical trials and regulatory approval of the Company's products currently under development. Accordingly, the full valuation reserve has been established to